James C. Kardon Member of the Firm	Direct Dial: 212-478-7250 Email: jkardon@hahnhessen.com

November 14, 2008

VIA OVERNIGHT COURIER AND EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, NE
Washington DC 20549-3628
Attention:	Perry J. Hindon, Special Counsel Mergers & Acquisitions

Re:	B+H Ocean Carriers Ltd. Schedule TO (File No. 005-40007), filed October 20, 2008

Dear Mr. Hindon:

This letter responds to the Staff’s comments received on the telephone on November 10, 2008 to B+H Ocean Carriers Ltd. (the “Company”), regarding the above-captioned Schedule TO (the “Schedule TO”). We are simultaneously filing an amendment to the Schedule TO (the “Amendment”), embodying the changes we discussed. For your convenience, each of the Staff’s original comments with respect to the Schedule TO addressed in the Amendment has been reproduced, followed by the Company’s revised response to such comment. We do not plan to extend the Offer or recirculate the Offer to Purchase.

All capitalized terms not otherwise defined shall have the meanings ascribed to them in the Offer to Purchase (Exhibit A(1)(i) to the Schedule TO). We forwarded to you on November 3, 2008 via overnight courier courtesy copies of the printed exhibits accompanying the Schedule TO in the form distributed to the Company’s stockholders. The references to page numbers in our responses below refer to the pagination set forth in such printed documents.

Offer to Purchase

2.
We note your references throughout the Offer to Purchase to the phrase "reasonably promptly" with respect to payment for tendered shares of your common stock, return of shares not purchased in the offer and determination of the proration factor. Please revise disclosure throughout your filing to comply with Rule 13e-4(f)(5).

Pursuant to the Amendment, the word “reasonably” has been deleted where necessary to comply with Rule 13e-4(f)(5).

Once I have tendered shares in the Offer, can I withdraw, page 7

3.
We refer you to the last sentence of this section. If your intention is to refer to the rights of shareholders to withdraw tenders of shares not yet accepted for payment after the expiration of forty business days from the commencement of the tender offer, please revise your disclosure accordingly. See Exchange Act Rule 13e-4(f)(2)(ii).

Pursuant to the Amendment we have revised the disclosure on EDGAR. The printed version was stated correctly.

Cautionary Note on Forward-Looking, Statements and Risk Factors, page 10

5.
In addition, we note your reference to Current Reports on Form 6-K and your Annual Report on Form 20-F. To the extent such reports contain a similar disclaimer, you must expressly disavow such statements as to the information you deem to be part of the Offer to Purchase.

Pursuant to the Amendment, the disclaimers concerning the obligation to update forward-looking statements to reflect subsequent events or circumstances contained in the Company’s Current Reports on Form 6-K and Annual Report on Form 20-F are explicitly disclaimed in connection with the Offer.

Terms of the Offer, page 13

6.
We note disclosure on page 14 that shareholders may submit multiple letters of transmittal to tender shares at more than one price within the auction range. The procedure by which security holders may tender shares at different prices appears potentially confusing. For example, how can subsequent letters of transmittal be valid without revoking the earlier letters? Furthermore, are stockholders required to submit separate notices of withdrawal for each portion of shares tendered at a different price? What is the process for handling uncertificated shares? Please advise and clarify in your disclosure.

Pursuant to the Amendment, we added the paragraph “Tendering Shares at More than One Price - Multiple Tenders.” to “The Tender Offer; 3. Procedures for Tendering Shares - Valid Tender” on page 17, revised the penultimate paragraph in “The Tender Offer; 1. Terms of the Offer - General” on page 12 and deleted the third to last paragraph in “The Tender Offer; 3. Procedures for Tendering Shares - Valid Tender” on page 16.

Pursuant to the Agreement, we added the paragraph “Uncertificated Shares - Book-Entry Transfers.” to “The Tender Offer; 1. Terms of the Offer - General” on page 12.

United States Federal Income Tax Treatment of U.S. Holders, page 35

8.
Please eliminate the statement that the discussion is included for general information only. This statement suggests that your stockholders may not rely on the description of material tax consequences included in the proxy statement.

Pursuant to the Amendment, the statement was eliminated.

Exhibits (a)(I)(ii) and (a)(1)(v)

9.
We note your request that the security holder acknowledges that has "read and understands" the tender offer. It is not appropriate to require security holders to attest to the fact that they "read and understand" the terms of the offer as such language effectively operates as a waiver of liability. Please delete this language from these materials.

Pursuant to the Amendment, the statement was eliminated from Exhibits (a)(I)(ii) and (a)(1)(v).

Please direct any questions or comments to me at (212) 478-7250.

Very truly yours,

/s/ James Kardon

James Kardon